

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Barry Sytner
Chief Executive Officer
Yijia Group Corp.
30 N Gould St., Suite 22545
Sheridan, WY 82801

> **Re: Yijia Group Corp.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 8, 2021**
> **File No. 333-259600**

Dear Mr. Sytner:

      We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note your response to comment 2, and we reissue the comment. Given that this prospectus relates to the inclusion of financial statements as of April 30, 2021 and 2020, please clarify the PCAOB status of your auditor at the time the audit report included in your registration statement was issued to you. Additionally, please describe what transpired between PCAOB and Exelient PAC, including whether Exelient voluntarily withdrew its registration and the date of such withdrawal request, if applicable, and how you believe the referenced financial statements in your registration statement are in compliance with the applicable rules.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jody Walker